Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of Response Biomedical Corporation (“Response Biomedical” or the “Company”) as at and for the years ended December 31, 2010 and 2009, including the related notes therein, prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

This discussion includes forward-looking statements made by management that involve uncertainties and risks, including those discussed herein and as described in the “Risk Factors” section of the Annual Information Form.  When used in this document, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “propose”, “anticipate”, “believe”, “forecast”, “estimate”, and “expect” and similar expressions as they relate to the Company or its management, are intended to identify forward-looking statements.  Such forward-looking statements should be given careful consideration and undue reliance should not be placed on these statements.  The Company bases its forward-looking statements on information currently available to it, and assumes no obligation to update them, except as required by law.  The actual results may differ materially from those contained in any forward-looking statements.

This management discussion and analysis of financial condition and results of operations has been prepared as at March 10, 2011.

OVERVIEW

Response Biomedical develops, manufactures and sells diagnostic tests for use with its proprietary RAMP® System, a fluorescent immunoassay-based on-site diagnostic testing platform.  The RAMP technology utilizes a unique method to account for sources of error inherent in conventional lateral flow immunoassay technologies, thereby providing the ability to quickly and accurately detect and quantify an analyte present in a liquid sample.  Consequently, an end user on-site or in a point-of-care setting can rapidly obtain important diagnostic information.  Response Biomedical currently has thirteen tests available for clinical and environmental testing applications and the Company has plans to commercialize additional tests.

The Company has strategically added sales and marketing partners and distributors worldwide and continues to invest in identifying and pursuing further suitable opportunities to expand its network. In China the Company’s cardiovascular products are distributed by O&D Biotech Co., Ltd China (“O&D”) and a newly added partner, Guangzhou Wondfo Biotech Co., Ltd. (“Wondfo”).  The Company has sales and marketing partnerships with Roche Diagnostics (“Roche”) to market the Company’s line of cardiovascular point-of-care tests, 3M Company (“3M”) for its infectious disease products and Shionogi & Co., Ltd. (“Shionogi”) to market its B-type natriuretic peptide (“BNP”) test in Japan.

In 2010, the Company focused on restructuring the operations, capitalizing on efficiencies and cutting costs while attempting to maintain a steady flow of product revenue.  The Company’s breadth of menu offerings, especially its Cardiac line of products, provides a unique competitive advantage in quantitative point-of-care testing.  In the future, the Company expects to realize continued year-over-year revenue growth from these products in existing, new and emerging territories, with fluctuations in quarterly revenues due to the variability in sales of instruments versus consumable test kits from the timing of orders based on distributor demand.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company’s revenues by product and service market segment were as follows:

Total revenue for the year ended December 31, 2010 decreased 23% to $7,610,827 compared to $9,946,269 in 2009.

Clinical products revenue for the year ended December 31, 2010 decreased 5% to $6,499,776 compared to $6,828,651 in 2009.

Biodefense products revenue for the year ended December 31, 2010 decreased 14% to $444,895 compared to $517,981 in 2009.

Vector products (West Nile Virus) revenue for the year ended December 31, 2010 decreased 62% to $310,090 compared to $806,417 in 2009.

Contract service fees and revenue from collaborative research arrangements for the year ended December 31, 2010 decreased 80% to $356,066 compared to $1,793,220 for 2009.

As at December 31, 2010, the Company had $4,346,992 in cash and cash equivalents, a decrease of $726,479 compared to $5,073,471 as at December 31, 2009.  As at December 31, 2010, the Company had a working capital balance of $6,611,283 a decrease of $387,246 compared to $6,998,529 as at December 31, 2009.

During the year ended December 31, 2010, the Company received net proceeds of approximately $7.5M from the issuance of common shares through a private placement.

2010 Key Events:

❑
On January 6, 2010, the Company announced that it received a notice of allowance from the European Patent Office for the Patent entitled “Sensitive Immunochromatographic Assay” referred to as the “Fong Patent”. This critical patent protects key aspects of the Company’s lateral flow immunoassays conducted with the proprietary RAMP testing platform.

❑
On February 1, 2010, the Company announced that it signed a second partnership, in China with Guangzhou Wondfo Biotech Co. Ltd, to sell the Company’s diagnostic products, expanding its strategic presence in the global market.

❑
On May 17, 2010, the Company announced that it was granted a Class 3 (near patient/point-of-care) Medical Device license by Health Canada to market its RAMP® Respiratory Syncytial Virus (RSV) Assay in Canada.

❑
On May 26, 2010, the Company announced that it effected a share consolidation in accordance with the authority granted by shareholders at the Company’s annual general and special meeting on May 4, 2010 to permit it to implement a consolidation of the Company’s outstanding common shares on a ten (old) for one (new) basis. The common shares began trading on the Toronto Stock Exchange and the OTC Bulletin Board in the United States on a consolidated adjusted basis on May 28, 2010. As a result of the consolidation, each shareholder of the Company holds one post-consolidation share for every ten pre-consolidation shares. The share consolidation affected all of the Company’s outstanding common shares, stock options and warrants.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

❑
On July 28, 2010, the Company announced the closing of a private placement of an aggregate of 13,333,333 common shares, at a price of $0.60 per share, to affiliates of OrbiMed Advisors, LP for gross proceeds of approximately $8 million.  The offered shares represented approximately 34.4% of the issued and outstanding share capital of the Company after giving effect to the private placement.

❑
Concurrent with the financing, at the Company’s Special General Shareholders’ Meeting held on July 27, 2010, shareholders approved increasing the size of the Board of Directors from five to seven and elected Jonathan Wang, PhD to serve as a Director.  Following the meeting, the Board appointed Peter Thompson, MD to serve as a Director.

❑
On September 13, 2010 the Company announced it was refocusing its resources and had implemented a company-wide cost-cutting initiative.  As a result, the Company is expecting expense reductions of approximately $2 million in 2011 based on current sales levels.  This $2 million savings will be recognized with an approximate 25% reduction in the Company’s workforce, with the potential for other cost-savings, moving forward.  The restructuring and refocus of the organization was driven in part by 3M’s decision not to proceed with development of the next generation flu product.

❑	On October 26, 2010 the Company announced the resignation of Duane Morris as Chief Operating Officer, effective October 29th, 2010.

❑
On December 20, 2010 the Company announced that the United States Patent and Trademark Office issued an official Notice of Allowance on one of the Company’s patent applications regarding the RAMP® technology. The patent entitled “Comparative Multiple Analyte Immunoassay” is expected to issue in the first quarter of 2011.

Subsequent to the end of the year on January 4, 2011, the Company announced that it entered into an exclusive distribution agreement with Cremascoli & Iris, s.r.l. of Milan, Italy to distribute the full line of RAMP® cardiac products in Italy.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of these consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes.  Areas of significant estimates include stock-based compensation expense, the estimated life of property, plant and equipment, recoverability of long-lived assets  and provisions for inventory obsolescence.  Actual results could differ from those estimates.

The Company’s significant accounting policies are disclosed in Note 2 to the audited consolidated financial statements as at and for the years ended December 31, 2010 and 2009.  The Company believes that the significant accounting policies disclosed in its audited consolidated financial statements are critical in fully understanding and evaluating its reported interim and annual financial results.  Additional information relating to the Company, including its fiscal 2010 audited consolidated financial statements, is available by accessing the SEDAR website at www.sedar.com.

Revenue recognition

Product sales are recognized upon the shipment of products to distributors, if a signed contract exists, the sales price is fixed and determinable, collection of the resulting receivables is reasonably assured and any uncertainties with regard to customer acceptance are insignificant.  Sales are recorded net of discounts and sales returns.

Contract service fees are recorded as revenue as the services are performed pursuant to the terms of the contract provided collectability is reasonably assured.  Upfront fees from collaborative research arrangements which are non-refundable, require the ongoing involvement of the Company and are directly linked to specific milestones are deferred and amortized into income as services are rendered.  Upfront fees from collaborative  research  arrangements  which  are  non-refundable,  require  the  ongoing involvement  of  the Company and are not directly linked to specific milestones are deferred and amortized into income on a straight-line basis over the term of ongoing development.  Upfront fees from collaborative research arrangements which are refundable are deferred and recognized once the refundability period has lapsed.

Research and development costs

Research costs are expensed in the year incurred.  Development costs are expensed in the year incurred unless the Company believes a development project meets Canadian GAAP criteria for deferral and amortization.  To date, no development costs have been deferred.

Deferred lease inducements

Lease inducements arising from rent-free inducements, non-repayable leasehold improvement allowances and repayable leasehold improvement allowances received from the landlord are being amortized over the term of the lease on a straight-line basis.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Stock-based compensation

The Company grants stock options to executive officers, directors, employees and consultants pursuant to a stock option plan described in Note 11[c] to the audited consolidated financial statements.

The Company uses the fair value method of accounting for all stock-based awards for non-employees and for all stock-based awards to employees that were granted, modified or settled since January 1, 2003.  The fair value of stock options is determined using the Black-Scholes option-pricing model, which requires certain assumptions, including future stock price volatility and expected time to exercise.  Changes to any of these assumptions could produce different fair values for stock-based compensation.

The Company estimates forfeitures in arriving at its stock option expense.  These estimates are based on a number of factors and assumptions which are reviewed annually.  Changes to these assumptions could result in additional stock-based compensation expense in the current and subsequent periods.

RECENT ACCOUNTING PRONOUNCEMENTS

In 2005, the Accounting Standards Board announced that Canadian GAAP is to be converged with International Financial Reporting Standards “(IFRS)”.  On February 13, 2008 the CICA confirmed that the use of IFRS is required for fiscal years beginning on or after January 1, 2011.  According to Section 4.1 of National Instrument 52-107, which governs GAAP requirements in Canada, SEC issuers may use U.S. GAAP.  The Company satisfies the definition of an SEC issuer and consequently will convert its primary basis of accounting from Canadian GAAP to U.S. GAAP as of January 1, 2011. For the year ended December 31, 2010, the differences between Canadian GAAP and U.S. GAAP are reconciled in Note 17 of the notes to the 2010 annual financial statements.

In January 2009, the CICA issued Section 1582 - “Business Combinations”, together with Sections 1601 - “Consolidated Financial Statements, and 1602 - “Non-Controlling Interests.  CICA 1582 replaces Section 1581 of the same name and establishes standards for the measurement of a business combination and the recognition and measurement of assets acquired and liabilities assumed.  CICA 1601 replaces Section 1600 of the same name and carries forward the existing Canadian guidance on aspects of the preparation of consolidated financial statements subsequent to acquisition other than non-controlling interests.  CICA 1602 establishes guidance for the treatment of non-controlling interests subsequent to acquisition through a business combination.  These new standards are effective for the Company’s interim and annual consolidated financial statements commencing on January 1, 2011.  The Company is currently evaluating the effects of its adoption on its consolidated financial statements.  The Company is adopting U.S. GAAP as of January 1, 2011 so these Canadian Handbook sections, that have not been adopted yet, may not apply.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

For the year ended December 31, 2010 and 2009:

Revenue and Cost of Sales

Total revenue for the year ended December 31, 2010 decreased 23% to $7,610,827 compared to $9,946,269 in 2009.

Revenues from product sales for the year ended December 31, 2010 decreased 11% to $7,254,761 compared to $8,153,049 in 2009.

Clinical products revenue for the year ended December 31, 2010 decreased 5% to $6,499,776 compared to $6,828,651 in 2009.  The decrease in revenue is primarily a result of reduced sales to Roche and 3M.  While the Company recognized revenues from shipments to its new distributor Wondfo in China, the decrease in 2010 is primarily a result of significantly reduced shipments to Roche in 2010 as they did not require inventories to be re-stocked at the same levels as the initial launch in 2009.  In addition, the Company recognized an increase in cardiac revenues from continued growth by O&D in China, offset by reduced infectious diseases revenue from 3M, in the U.S.  In the short term, the clinical products revenue may fluctuate depending on the pace at which the international markets develop and the timing of orders from its distributors and marketing partners.  In the long-term, the Company expects clinical products revenue to increase as distributors and marketing partners expand their customer base and newly launched products penetrate the marketplace.

Biodefense products revenue for the year ended December 31, 2010 decreased 14% to $444,895 compared to $517,981 in 2009. The decrease is primarily due to reduced funding from governmental agencies to First Responder groups for deployed detection capabilities and a general decrease in concern over biological attacks.  In the future, the Company expects the sale of Biodefense products to continue at similar or declining levels.

Vector products (West Nile Virus) revenue for the year ended December 31, 2010 decreased 62% to $310,090 compared to $806,417 in 2009. This decrease is primarily due to the variability in timing of shipments to distributors. In the future, the Company expects the sale of West Nile Virus products to fluctuate at varying levels.

Contract service fees and revenue from collaborative research arrangements for the year ended December 31, 2010 decreased 80% to $356,066 compared to $1,793,220 for 2009. The variability is due to the timing and performance of services required to recognize service revenue from the Company’s collaborations.  In the future, the Company expects fluctuations in contract service revenue as a result of the size and number of projects in development and timing of the performance of services required to recognize service revenue.

Cost of sales for the year ended December 31, 2010 decreased to $7,129,230 compared to $7,933,704 in 2009.  Cost of product sales includes direct manufacturing labour costs, direct materials costs, royalties, allocated overhead including depreciation and stock-based compensation related to the granting of stock options to employees engaged in manufacturing activities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overall gross margin from product sales for the year ended December 31, 2010 is 2% as compared to 3% in 2009.  The gross margin for the year ended December 31, 2010 included an increase in the provision for scrap and short-dated product and an increase in royalty fees offset by continued standard labour cost improvements.  In the short-term, the Company expects variation in gross margin depending on product mix and test sales volumes.  In the longer term the Company expects gross margins to improve as sales volumes increase.

Expenses

Research and development expenditures for the year ended December 31, 2010 decreased 27% to $4,106,267 compared to $5,635,692 in 2009.  The decrease in 2010 is primarily the result of reduced expenditures for development projects totaling $906,000, lower payroll expenses totaling $527,000 and lower legal fees mainly related to the renewal of patents in the amount of $100,000 offset by higher amortization expenses of $19,000.  In the future, the Company expects fluctuations in research and development expenditures as a result of the size and number of projects in development and the timing of clinical trial activities.

General and administrative expenditures for the year ended December 31, 2010 increased 12% to $3,696,819 from $3,299,042 in 2009.  The increase in 2010 is primarily as a result of one-time employee severance costs due to a corporate restructuring initiative that lead to a reduction in workforce in all departments totaling $804,000 and higher professional fees in the amount of $29,000.  The increased costs due to one-time restructuring charges are offset by lower stock based compensation expense totaling $345,000 resulting from fully expensed stock options, lower amortization expenses totaling $43,000, reduced audit fees, public company corporate communication costs and other administrative expenses totaling $66,000. In the future, the Company expects general and administrative expenditures to trend downward.

Sales and marketing expenditures for the year ended December 31, 2010 decreased 15% to $1,413,171 compared to $1,668,220 in 2009.  The decrease in 2010 is primarily due to reduced professional fees in the amount of $104,000, lower payroll expenditures in the amount of $89,000, lower legal costs totaling $35,000 and lower administrative expenses totaling $8,000.  In the future, the Company expects sales and marketing expenditures to increase marginally as the Company invests in business development activities to expand partnership opportunities into new international territories.

Other Income/Expenses

For the year ended December 31, 2010, interest expense amounted to $806,065 compared to $857,731 in 2009.  This interest expense is primarily related to the interest portion of the repayable leasehold improvement allowance on the facility lease agreement.

During the year ended December 31, 2010, the company earned interest income of $14,833 compared to $9,016 in 2009.  The interest earned is primarily from the cash equivalents and restricted funds invested in secured investment vehicles.  The variation in interest earned is due to fluctuations in the interest rate, the amount of and terms of investments from time to time.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

During the year ended December 31, 2010, the Company had a foreign exchange loss of $85,484 compared to a foreign exchange loss of $104,427 in 2009.  Foreign exchange gains and losses are largely due to U.S. dollar balances of cash and cash equivalents, accounts receivable and accounts payable affected by the fluctuations in the value of the U.S. dollar as compared to the Canadian dollar. The Company uses the exchange rate posted on the Bank of Canada website for the last business day of each month.  The exchange rate as at December 31, 2010 was $1.005 U.S. per CDN dollar [December 31, 2009 - $0.9515, December 31, 2008 - $0.8170].

Loss

For the year ended December 31, 2010, the Company reported a loss of $9,611,376 or $0.31 per share, compared to a loss of $9,543,531 or $0.43 per share in 2009.  The increase in the loss for the year ended December 31, 2010 is attributed to lower contract service fees and revenue from collaborative research arrangements, lower gross margins from product sales and increased employee severance costs due to an organizational restructuring offset by lower operating expenses in the research and development department and marketing and business development department.

SELECTED ANNUAL INFORMATION FOR 2010, 2009, AND 2008

The following table sets forth consolidated financial data for the Company’s last three fiscal years:

	2010	2009	2008
	$	$	$
Product Revenue	7,254,761	8,153,049	4,899,841
Cost of Sales	7,129,230	7,933,704	5,227,156
Gross Profit	125,531	219,345	(327,315)
Gross Margin on Product Sales	2%	3%	-7%
Services Revenue	356,066	1,793,220	976,496
Total Revenue	7,610,827	9,946,269	5,876,337
Expenses	9,216,257	10,602,954	13,653,588
Loss for the Year	9,611,376	9,543,531	13,663,656
Loss per Share – Basic and Diluted	0.31	0.43	0.97
Total Assets	20,100,990	21,464,196	19,394,907
Total Long-Term Obligations (1)	8,656,744	9,123,132	9,558,668

(1)The long-term obligation balance in 2010, 2009 and 2008 represents the lease inducements recorded as a result of the Company’s 15 year facility lease agreement as described in note 9 to the consolidated financial statements as at December 31, 2010.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SUMMARY OF QUARTERLY RESULTS

The table below sets forth selected data derived from the Company’s audited and unaudited consolidated financial statements prepared in accordance with Canadian GAAP for the eight quarters ended December 31, 2010.

	2010	2010	2010	2010	2009	2009	2009	2009
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	$	$	$	$	$	$	$	$
Product Revenue	2,197,573	1,542,230	2,112,424	1,402,534	1,856,901	1,949,377	2,067,194	2,279,577
Cost of Sales	2,521,655	1,563,975	1,824,341	1,219,259	1,905,877	2,058,063	2,040,993	1,928,771
Gross Profit (Loss)	(324,082)	(21,745)	288,083	183,275	(48,976)	(108,686)	26,201	350,806
Gross Margin on
Product Sales	-15%	-1%	14%	13%	-3%	-6%	1%	15%
Services Revenue	55,261	10,771	143,089	146,945	594,029	98,146	668,221	432,824
Total Revenue	2,252,834	1,553,001	2,255,513	1,549,479	2,450,930	2,047,523	2,735,415	2,712,401
Expenses	2,037,512	2,307,546	2,123,585	2,747,614	3,050,398	2,813,196	2,413,024	2,326,336
Loss for the Period	2,529,965	2,553,259	1,868,104	2,660,048	2,735,908	3,177,221	1,898,987	1,731,415
Loss per Share –
Basic and Diluted	0.08	0.06	0.07	0.10	0.12	0.12	0.09	0.10
Total Assets	20,100,990	22,340,511	18,007,570	19,292,983	21,464,196	23,451,278	26,829,265	17,950,788

Quarter-to-quarter variability in product revenue is driven primarily by the following factors:

■	The timing of clinical product orders from the Company’s marketing partners and distributors;
■	Additional revenues from the launch of cardiac products by Wondfo in China in the first half of 2010;
■	Additional revenues from the launch of cardiac products by Roche Diagnostics in the U.S. in the first quarter of 2009;
■	Seasonality related to RSV and Influenza A+B products;
■	Seasonality related to the demand for RAMP West Nile Virus products as well as significant penetration of this market and
■	The launch of new and existing products in new territories from time to time.

Quarter to quarter variability in contract service fees and revenue from collaborative research arrangements is primarily due to the size and number of projects in development and the timing of the performance of services required to recognize service revenue from the Company’s collaborations.

The quarter to quarter fluctuations in losses reported are primarily the result of the variability of gross margins on product sales resulting from changes in product mix, charges incurred due to the scale up and automation of the Company’s manufacturing operations, changes in staffing levels for personnel in one or all departments and especially due to a significant companywide restructuring in 2010, variability in expenses across all departments, the timing of recognition of contract service fees and revenues from collaborative research arrangements, fluctuations in interest income and foreign exchange gains or losses.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOURTH QUARTER

Product  sales  for  the quarter ended December 31, 2010 increased 18% to  $2,197,573 compared to $1,856,901 for the same period in 2009.  The increase is primarily the result of introducing a cardiac marker into another territory offset by significantly reduced revenues from the infectious diseases product line.  Contract service fees and revenue from collaborative research arrangements for the quarter ended December 31, 2010 decreased by 91% to $55,261 from $594,029 for the same.  This decrease is due to the number of projects in development and the timing of the performance of services required to recognize service revenue from the Company’s collaborations.

Gross profit margin from product sales for the quarter ended December 31, 2010 was negative 15% compared to negative 3% gross profit margin for the same period in 2009.  The gross profit margin for the fourth quarter of 2010 includes unabsorbed overhead costs due to excess capacity, a catch up for royalty accruals and an increased provision for scrap and short dated products offset partly by continued standard labour cost improvements.

Research and development expenditures for the quarter ended December 31, 2010 decreased  86% to $202,954 from $1,423,959 compared to the same period in 2009.  The decrease is due to reclassification of severance costs for corporate restructuring recorded in previous quarters in 2010in this department to the general and administrative department totaling $494,000, lower expenditures for product support and development activities totaling $338,000, lower payroll and stock based compensation expense in the amount of $204,000, reduced overhead expenses totaling $50,000, reduced legal expenses totaling $18,000 partially offset by an increase in amortization expense totaling $13,000.

General and administrative expenditures for the quarter ended December 31, 2010 increased 29% to $1,467,331 from $1,135,934 compared to the same period in 2009.  The increase is primarily due to employee severance costs due to a corporate restructuring initiative that lead to a reduction in workforce in all departments totaling $804,000 and higher amortization expense totaling $19,000 offset by lower stock based compensation expense totaling $252,000, reduced audit fees, public company corporate communication costs and other administrative expenses totaling $209,000.

Sales and marketing expenditures for the quarter ended December 31, 2010 decreased 25% to $367,226 from $490,505 compared to the same period in 2009.  The change is primarily due to higher payroll expenditures in the amount of $27,000 offset by severance costs for corporate restructuring reclassed to the general and administrative department totaling $63,000, reduced professional fees in the amount of $50,000, lower legal costs totaling $14,000 and reduced other miscellaneous administrative charges totaling $19,000.

LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations primarily through equity and debt financings.  As of December 31, 2010, the Company has raised approximately $97 million from the sale and issuance of equity securities and convertible debt, net of issue costs.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

As at December 31, 2010, the Company had a working capital balance of $6,611,283 a decrease of $387,246 compared to $6,998,529 as at December 31, 2009. For the year ended December 31, 2010, the Company relied primarily on proceeds from the issuance of common shares through a public offering, cash on hand and cash generated from gross margin on product sales and  repayments related to contract service fees and revenues from collaborative research arrangements to fund its expenditures.

The Company’s inability to generate sufficient cash flows may result in it not being able to continue as a going concern.  For the year ended December 31, 2010, the Company reported a loss of $9,611,376 compared to a loss of $9,543,531 in 2009.  The Company has sustained continuing losses since its formation and at December 31, 2010, had a deficit of $100,311,686 and for the year ended December 31, 2010 incurred negative cash flows from operations of $8,156,578 compared to $8,078,120 in 2009.  These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

The Company closed a public offering on July 28, 2010 consisting of 13,333,333 common shares at a price of $0.60 per share, for total gross proceeds of $8,000,000 before share issuance costs of $525,080 for net proceeds of $7,474,920.

Management has been able, thus far, to finance the operations through a series of debt and equity financings.  Management will continue, as appropriate, to seek other sources of financing on favorable terms; however, there are no assurances that any such financing can be obtained on favorable terms, if at all.  In view of these conditions, the ability of the Company to continue as a going concern is dependent upon its ability to obtain such financing and, ultimately, on achieving profitable operations.  The outcome of these matters cannot be predicted at this time.  The consolidated financial statements for the years presented do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.  See “Risks and Uncertainties”.

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

As at December 31, 2010, the Company had the following commitments and contractual obligations:

Commitments and Obligations	Total	1 Year	2 – 3 Years	4 – 5 Years	> 5 Years
	$	$	$	$	$
Equipment Operating Leases	276,788	51,898	103,796	103,796	17,298
License Fees	126,327	31,109	73,218	22,000	-
Purchase Commitments	784,245	103,754	301,686	378,805	-
Repayable Leasehold Allowance	12,829,429	1,061,745	2,123,492	2,123,492	7,520,700
Facility Lease	13,948,254	916,041	1,940,616	2,098,458	8,993,139
Total	27,965,043	2,164,547	4,542,808	4,726,551	16,531,137

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OFF BALANCE SHEET ARRANGEMENTS

The Company does not have any off balance sheet arrangements requiring disclosure.

OUTSTANDING SHARE CAPITAL

As at December 31, 2010 there were 38,950,262 common shares issued and outstanding for a total of $97,014,620 in share capital, 853,938 (of which 416,105 are exercisable at a weighted-average exercise price of $6.83 per share) common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $5.27 per share, 438,122 common shares reserved for future grant or issuance under the Company’s stock option plan and 6,020,322 common shares issuable upon the exercise of outstanding warrants at a weighted average exercise price of $2.36 per share.

As at March 10, 2011 there were 38,950,262 common shares issued and outstanding, 785,834 (of which 370,572 are exercisable at a weighted-average exercise price of $6.84 per share) common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $5.20 per share, with 506,226 common shares reserved for future grant or issuance under the Company’s stock option plan and 6,020,322 common shares issuable upon the exercise of outstanding warrants at a weighted average exercise price of $2.36 per share.

RELATED PARTY TRANSACTIONS

[i]
For the year ended December 31, 2010, fees totaling $79,500 were incurred by the Company for routine general and administrative services provided by non-management members of the Board of Directors [2009 - $84,000; 2008 - $87,000]. As at December 31, 2010, $40,250 remained outstanding and was included in the balance of accrued and other liabilities.

[ii]
The Company retains a law firm in which a corporate partner was a non-management member of the Board of Directors until May 3, 2010.  For the year ended December 31, 2010 and during the period in which the corporate partner was a non-management member of the Board of Directors, the Company incurred legal expenses from this law firm totaling $15,797 [2009 - 175,888; 2008 - $29,477] of which $2,815 were share issuance costs directly related to the private placement in the year [Note 11[i]].  As at December 31, 2010, there are no outstanding amounts to this law firm.

[iii]
During the year ended December 31, 2010, the Company closed a private placement on July 28, 2010 consisting of 13,333,333 common shares at a price of $0.60 per share, for total gross proceeds of $8,000,000 before share issuance costs of $525,080 for net proceeds of $7,474,920 [Note 11[i]].  Of the total share issue costs, $51,414 were paid in connection with due diligence legal expenses incurred by a Company which subsequent to the financing became a related party to the Company.  As at December 31, 2010, $31,317 remained outstanding and was included in the balance of accrued and other liabilities.  No such fees were incurred during the years ended December 31, 2009 or 2008.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

[iv]
During June 2008 strategic consulting service fees in the amount of $250,000 were incurred by the Company for extraordinary services provided by a non-management member of the Board of Directors.  This amount was paid in June 30, 2009.  No such fees were incurred during the years ended December 31, 2010 or 2009.

All related party transactions are recorded at their exchange amounts, established and agreed between the related parties.

FINANCIAL INSTRUMENTS

For certain of the Company’s financial instruments, including cash and cash equivalents, restricted cash, trade receivables, other receivables, accounts payable and accrued and other liabilities the carrying amounts approximate fair values due to their short-term nature.

As at December 31, 2010, four customers represent 89% [2009 - four customers represent 77%; 2008 – four customers represent 78%] of the trade receivables balance and at December 31, 2010 one customer represents 75% of the trade receivables balance.  For the year ended December 31, 2010, one customer represents 43%, one customer represents 13%, one customer represents 10% and one customer represents 5% of total product sales and in total four customers represent 71% [2009 – five customers represent 77%; 2008 – four customers represent 64%] of total product sales. For the year ended December 31, 2010 four customers represent 100% [2009 - three customers represent 100%; 2008 – one customer represents 94%] of total service revenues.

Financial risk is the risk to the Company’s results of operations that arises from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. The Company is subject to foreign exchange risk as a significant portion of its revenues and expenditures are denominated in U.S. dollars.  Significant losses may occur due to significant balances of cash held in U.S. dollars that may be affected negatively by a decline in the value of the U.S. dollar as compared to the Canadian dollar.  The Company mitigates foreign exchange risk by maintaining a U.S. dollar bank account for all U.S. revenues and expenditures, thereby minimizing currency exchange.  A 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase/decrease of approximately $239,000 in the Company's loss.

DISCLOSURE AND FINANCIAL REPORTING CONTROLS

Evaluation of Disclosure Controls and Procedures

The Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures (as defined in Rule 13a-15(e) under the United States Securities Exchange Act of 1934, as amended) for the Company.  The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures as at December 31, 2010 and have concluded that, as at December 31, 2010, the Company’s disclosure controls and procedures were effective.

Evaluation of Internal Control over Financial Reporting

The Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the United States Securities Exchange Act of 1934, as amended) for the Company.  The Chief Executive Officer and Chief Financial Officer have assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.  Based upon their assessment, the Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2010, the Company’s internal control over financial reporting was effective.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RISKS AND UNCERTAINTIES

Although the Company believes that there is a significant market opportunity for its diagnostic products, the markets for rapid on-site and point-of-care diagnostic tests are fragmented and still in their early stages of growth.  Accordingly, there are a variety of risks that the Company will face in order to be successful:

1) Financial results: The Company’s inability to generate sufficient cash flows or raise additional funds may result in it not being able to continue as a going concern.  The Company’s audited consolidated financial statements have been prepared on a going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations.  The Company has incurred significant losses to date and as at December 31, 2010 had an accumulated deficit of $100,311,686 and has not generated positive cash flow from operations. In view of these conditions, the ability of the Company to continue as a going concern is dependent upon its ability to obtain additional financing and on achieving profitable operations.  The outcome of these matters cannot be predicted at this time.  The consolidated financial statements for the periods presented do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business; 2) Need to raise additional capital: The Company has incurred substantial operating losses and has an ongoing need to raise additional funds to continue conducting its research and development programs and clinical trials, purchase capital equipment and commercialize its products.  When necessary, the Company will pursue arrangements for additional capital, however there is no certainty, particularly during the current difficult financial markets, that funds will be available on acceptable terms, if at all.  If additional funds are not obtained when needed, the Company would have to curtail or cease its  operations resulting in a material adverse impact on its business and stakeholders; 3) Economic conditions: During the current economic downturn, there is greater risk that end-user customers of the Company’s product may be slower to make purchase commitments which may negatively impact sales of the Company’s new and existing products; 4) Managing growth: The Company may not be able to effectively and efficiently manage the planned growth of its operations and, as a result, it may find itself unable to effectively compete in the marketplace with its products resulting in lost revenue, poor operational performance and sustained losses; 5) Personnel: The Company is dependent upon members of management and scientific staff, who could leave the Company at any time.  In the event the Company is unable to retain key personnel, attract, recruit and train qualified key personnel on favourable terms and, as a result, it may find itself unable to carry out its corporate objectives; 6) Suppliers: Some of the Company’s raw materials and services are provided by sole-source suppliers.  In the event a sole-sourced material or service became unavailable, there may be a delay in obtaining an alternate source, and the alternate source may require significant development and time to meet product specifications; 7) Alliances: Since the Company does not have a direct sales channel for its clinical products, the Company relies significantly on strategic alliance partners to develop and commercialize products and on third party distributors to market and sell its products.  If the

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Company is unable to successfully establish or maintain acceptable agreements with potential and existing partners and distributors, its ability to access various markets profitably with its products may be significantly restricted. If the Company’s partners and distributors are unable to execute on their sales and marketing strategies, the Company’s product sales may be reduced or restricted; 8) Intellectual property: The Company may not be able to adequately protect its technology and proprietary rights, and third parties may claim that the Company infringes their proprietary rights. There are many patent claims in the area of lateral flow immunoassays and some patent infringement lawsuits have occurred amongst parties other than us, with respect to patents in this area; 9) Product liability: The Company may be subject to product liability claims, which may adversely affect its operations. Although the Company currently maintains product liability insurance, it cannot assure that this insurance is adequate, and, at any time, it is possible that such insurance coverage may cease to be available on commercially reasonable terms, or at all; 10) Market, competition and technological risk: Significant efforts are being made by companies with greater resources than the Company to develop competing technologies and products. The success of the Company will depend upon the ability of the Company to demonstrate the competitive performance of its products. Particularly important to its future results of operations will be the Company’s success, together with its partner Roche’s success, in developing the point-of-care NT-proBNP market; 11) Stock Exchange Listing:  The common shares of the Company are listed on the Toronto Stock Exchange (“TSX”).  Continued listing on the TSX requires, among other things, that the Company's financial condition and the trading value of its common shares meet the TSX requirements. 12) Industry consolidation: The market for immunoassay-based diagnostic testing is rapidly changing as a result of recent consolidation in the industry.  The impact of consolidation of several major competitors in the market for immunoassay testing is difficult to predict and may harm the business; 13) Government regulation: For clinical testing applications the Company requires a number of regulatory clearances to market its products and obtaining these clearances can be uncertain, costly and time consuming; the Company is also subject to ongoing regulation of the products for which it has already obtained regulatory clearance, among other things, which may result in significant costs or in certain circumstances, the suspension or withdrawal of previously obtained clearances; 14) Third-party reimbursement: Sales and pricing of medical products, including the Company’s, are affected by third-party reimbursement.  Depending on manufacturing costs, the Company may not be able to profitably sell its products at prices that would be acceptable to third party reimbursement programs; 15) Seasonality: The business and industry is affected by seasonality, including governmental budget cycles.  The Company may not be able to successfully scale up operations to meet demand during peak seasonal periods or scale down operations during periods of low demand, which could result in lost revenue and/or adversely affect cash flows and losses; 16) Financial and accounting regulation: Evolving regulation of corporate governance and public disclosure may result in additional expenses and continuing uncertainty; investor confidence and share value may be adversely impacted if the Company’s independent auditors are unable to provide it with the attestation of the adequacy of the Company’s internal controls over financial reporting; Effective January 1, 2011, the Company is required to comply with IFRS. The Company anticipates converting its primary basis of accounting from Canadian GAAP to U.S. GAAP as of January 1, 2011, which is an acceptable alternative to IFRS.  Future changes in financial accounting standards or practices or existing taxation rules or practices may cause adverse unexpected revenue and/or expense fluctuations and affect the reported results of operations; valuation of stock-based payments, which the Company is required to perform for purposes of recording compensation expense under FAS 123(R), involves significant assumptions that are subject to change and difficult to predict; and 17) Interest rate and foreign exchange: The Company is subject to risk that the Company’s results of operations are affected by fluctuations in

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

interest rates and foreign exchange rates and the degree of volatility of these rates. The Company is subject to foreign exchange risk as a majority of its revenues are denominated in US dollars.  The Company mitigates foreign exchange risk by maintaining a US dollar bank account for all US revenues and expenditures, thereby minimizing currency exchange. Interest rate risk arises due to the Company’s cash and cash equivalents, short-term investments and restricted investment being invested in variable rate securities and in the future by the Company’s loans which may have fixed and variable interest rates.

Additional information relating to the Company is available by accessing the SEDAR website at www.sedar.com, including information about risks, uncertainties and other factors which may cause the actual results, performance or achievement of the Company, or industry results, to be materially different from any future results. Such factors include, among others, those described in the Company's annual report on Form 20-F.